[redacted]

14041235

SECURITIE
V

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 53480

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 30 2014
REGISTRATIONS BRANCH
17

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/13 (MM/DD/YY) AND ENDING 05/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baker Tilly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison (City) WI (State) 53718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim L. Treddinick (608) 240-2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd., Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kim L. Treddinick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baker Tilly Capital, LLC, as of May 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

BONNIE M. SWANSON
Notary Public
Minnesota
My Commission Expires January 31, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

BAKER TILLY CAPITAL, LLC

Madison, WI

Statements of Financial Condition

As of and for the Years Ended May 31, 2014 and 2013

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Independent Auditor's Report

Board of Directors
Baker Tilly Capital, LLC

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2014 and 2013, and the related statements of operations, members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

frrl

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Frost, Ruttenberg & Rothblatt, P.C.

July 23, 2014
Deerfield, Illinois

BAKER TILLY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
As of May 31, 2014 and 2013

ASSETS

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 931,484	$ 383,426
Accounts receivable, net of an allowance of $60,000 as of May 31, 2014 and $245,000 as of May 31, 2013	593,897	251,397
Accounts receivable from related party	399,054	-
Prepaid expenses	631	4,017
Total Current Assets	1,925,066	638,840
TOTAL ASSETS	$ 1,925,066	$ 638,840

LIABILITIES AND MEMBER'S EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable to related party	$ -	$ 63,350
Distributions payable	-	12,009
Total Current Liabilities	-	75,359
MEMBER'S EQUITY	1,925,066	563,481
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,925,066	$ 638,840

See notes to financial statements.

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as an "introducing broker," electing not to carry customer monies or securities. The Company's primary sources of revenue are commissions from private investment banking activities, including mergers and acquisitions, financial restructuring and advisory services and sales of annuity products.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from investment banking activities that are on a commission or contingent fee basis at the time of closing of the related transaction or at the time that all related services required by the Company to complete the transaction have been provided. Revenue from engagements completed on a time and material basis are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $681,000 and $133,000 at May 31, 2014 and 2013, respectively. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2014 and 2013, respectively, an allowance of $60,000 and $245,000 was established for receivables considered potentially uncollectible. Generally, interest is not accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $174,948 and $368,479 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2014 and 2013, respectively.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

The Company evaluates tax positions taken within its returns for any uncertainty on an annual basis. Uncertain tax positions can result in the recognition of additional liability, including any applicable fines and penalties, or additional disclosure. As of May 31, 2014 and 2013, there were no uncertain tax positions identified by the Company requiring recognition of a liability or disclosure. The Company's federal tax returns for the tax years 2011 and later and Wisconsin tax returns for the tax years 2010 and later remain subject to examination.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents, accounts receivable and accounts receivable or payable to related party. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through July 23, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements. On July 22, management authorized the payment of a dividend to Baker Tilly Virchow Krause, LLP, the parent company of Baker Tilly Capital, in the amount of $900,000, such dividend to be paid upon the proper notifications to the SEC and FINRA.

NOTE 3 - Related-Party Transactions

The Company is wholly-owned by Baker Tilly, who does not charge the Company for administrative duties performed by Baker Tilly on the Company's behalf. In addition, the Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf.

At May 31, 2014, the Company had accounts receivable of $399,054 due from Baker Tilly. The majority of amounts due to the Company from Baker Tilly result from client receipts posted to the Baker Tilly bank accounts which then are owed back to the Company. There were no amounts due from Baker Tilly at May 31, 2013. In addition, the Company had accounts payable of $63,350 due to Baker Tilly at May 31, 2013. There were no amounts due to Baker Tilly at May 31, 2014.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2014, the Company had net capital of $931,484 which was correspondingly $926,484 in excess of its required net capital of $5,000. At May 31, 2014, the Company's net capital ratio was 0.00 to 1.00.

In April 2013, the Company determined that it had a net capital deficiency. In response to the identified net capital deficiency, the Company's parent immediately contributed $100,000 of additional capital into the Company. In addition, the Company's parent subsequently invested an additional $100,000 later in April to provide additional capital. Under FINRA rules and regulations these net capital contributions are required to remain invested in the Company for a one year period of time from the date of contribution.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 6 - Concentration of Revenue

One customer accounted for approximately 11 percent of total revenue for the year ended May 31, 2014. Two customers accounted for approximately 66 percent of total revenue for the year ended May 31, 2013.

NOTE 7 - Contingencies

In the normal course of business, the Company becomes involved in various litigation. During the years ended May 31, 2014 and 2013, the Company resolved all outstanding litigation matters for payments of $31,250 and $255,000, respectively, in lieu of costs to defend. Accordingly, no liability has been accrued for any potential settlements.

Frost Ruttenberg & Rothblatt PC
CPAs & Business Advisors

BAKER TILLY CAPITAL, LLC

Madison, WI

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)

May 31, 2014

Filed as Confidential Information Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934



Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Independent Accountant's Report
On Applying Agreed-Upon Procedures

Member and Board of Directors
Baker Tilly Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2014, which were agreed to by Baker Tilly Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and management, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, specifically check number 187597 dated January 17, 2014 for $3,585 issued by the Company's parent (Baker Tilly Virchow Krause, LLP) and check number 193199 dated July 10, 2014 for $5,750 issued by the Company's parent (Baker Tilly Virchow Krause, LLP) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frost, Ruttenberg & Rothblatt, P.C.

Deerfield, Illinois
July 18, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-053480 FINRA MAY 11/15/2001
BAKER TILLY CAPITAL LLC
TEN TERRACE CT
MADISON, WI 53718

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9,242

B. Less payment made with SIPC-6 filed (exclude interest) (3,492)
01-17-2014
Date Paid

C. Less prior overpayment applied (N/A)

D. Assessment balance due or (overpayment) 5,750

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum N/A

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,750

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,750

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Baker Tilly Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of July, 20 14.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 06-01, 2013 and ending 05-31, 2014

Item No.		Eliminate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,121,873
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
	(2) Net loss from principal transactions in securities in trading accounts.	–
	(3) Net loss from principal transactions in commodities in trading accounts.	–
	(4) Interest and dividend expense deducted in determining item 2a.	–
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
	(7) Net loss from securities in investment accounts.	–
	Total additions	Ø
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	424,991
	(2) Revenues from commodity transactions.	–
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
	(4) Reimbursements for postage in connection with proxy solicitation.	–
	(5) Net gain from securities in investment accounts.	–
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	–
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
	Enter the greater of line (i) or (ii)	–
	Total deductions	424,991
2d.	SIPC Net Operating Revenues	$ 3,696,882
2e.	General Assessment @ .0025	$ 9,242

(to page 1, line 2.A.)